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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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 The following press release was distributed on September 22, 2000.




For Immediate Release:                        Contact: Maria Gemskie
                                                       312-341-3257
                                                       mgem46@cbot.com


Search Begins for Chairman/CEO of CBOT

Chicago, September 22, 2000 - As part of its restructuring process, the Chicago Board of Trade announced today that it has retained Peter Crist, Vice Chairman of Korn/Ferry International, the world's largest executive search firm, to conduct a search for a Chairman/CEO of the CBOT. Internal and external candidates will be considered for the position.

We urge CBOT(R) members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT(R) restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT(R) has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT(R) members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT(R) at the Commission's web site at www.sec.gov, or from the CBOT(R) by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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